NEWS RELEASE 07-23	May 17, 2007

FRONTEER COMMENCES 2007 DRILL PROGRAM IN WERNECKE MOUNTAINS, YUKON

Fronteer Development Group Inc. ("Fronteer” or “Company") (FRG – TSX/AMEX) is pleased to announce that it has commenced a 10,000 metre drilling program on its Wernecke Mountains Project in north central Yukon. Fronteer is building on the success of last year’s exploration program, and remains focused on the discovery of Olympic Dam-style copper-gold-uranium deposits in this exciting new Canadian mineral district. This C$6 million exploration program will be operated by Fronteer, and funded pro-rata by Fronteer (80%) and its joint venture partner Rimfire Minerals Corporation (20%).

“We are delighted to have Rimfire as a participating joint venture partner in this year’s exploration program” says Dr. Mark O’Dea. “It is a strong endorsement from a well-respected company with a wealth of experience in this area. We are optimistic that we have created a new road map to discovery in this emerging mineral belt.” A series of high priority drill targets have now been identified on Fronteer/Rimfire’s 400 square kilometre land package, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006 and have never been drilled, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data.

THUNDER MOUNTAIN

Thunder Mountain was discovered by Fronteer in 2006. It is characterized by space grade gold-uranium-copper mineralization over an interpreted source area measuring at least 550 metres by 400 metres. Surface sampling highlights include 99.2 grams per tonne gold (2.9 oz/ton), 0.57% U3O8 and 5.1 grams per tonne silver taken from locally derived frost-heaved blocks.

FIREWEED

Fireweed, a new uranium target, was also discovered by Fronteer in 2006. Last summer, 88 locally derived frost heaved blocks were sampled returning an average grade of 0.23% U3O8, with anomalous gold and copper. These boulders were collected over an area measuring 400 metres by 200 metres on a gently sloping plateau, and are interpreted to occur immediately above or slightly down slope from the bedrock source.

HAIL

Hail is a uranium target where seventeen boulders were sampled in 2006 over an area measuring at least 160 metres by 60 metres returning an average grade of 0.15% U3O8. The source of these locally derived boulders is interpreted to be immediately up slope, beneath a thick veneer of Wernecke Breccia talus.

HAIL WEST

Hail West is a copper-gold-silver target characterized by impressive zones of intermittently outcropping copper-gold-silver mineralization over a strike length of at least 200 metres. One grab sample, taken from a copper bearing vein, returned 24.5% copper, 2.45 grams per tonne gold and 62.50 grams per tonne silver.

Both Hail and Hail West are located at opposite ends of a 2 kilometre long coincident radiometric (uranium), gravity and multi-element geochemical anomaly.

PAGISTEEL FAULT

The Pagisteel Fault is a regional scale structure that follows a broad valley with extensive soil cover. It is characterized by uranium-gold-copper soil geochemistry anomalies over a 2.5 kilometre long strike length.

Rock samples collected within the soil grid area returned maximum values of 5.75% copper, 1.24 grams per tonne gold and 5.75 grams per tonne silver.

HOOVER AND AUKS

The Hoover and Auks are large bulk tonnage copper-gold targets that were tested by 17 holes drilled by the previous operator in the mid 1990s, all of which intersected copper mineralization. These targets have never been assayed for uranium; they remain open in all directions and will be further drill tested this summer. Significant historical intervals include 0.24% copper over 282 metres and 0.405% copper over 75 metres at Hoover.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making new big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has $108 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (AXU – TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation size of future exploration budgets, timing of exploration and amount of drilling, and exploration potential involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form filed with Canadian regulatory authorities on SEDAR (www.sedar.com) and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.